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August 29, 2025
Re:	Global Health Solutions, Inc. Draft Registration Statement on Form S-1 CIK No. 0002023016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson Sasha Parikh Lauren Sprague Hamill Alan Campbell

Ladies and Gentlemen:

On behalf of our client, Global Health Solutions, Inc., dba Turn Therapeutics (the “Company” or “Turn”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on July 30, 2025 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 14, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a further revised Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 2

1.	We note that the first two paragraphs both highlight three FDA medical device clearances and their extensive use in humans. To the extent that you highlight these clearances and this history in the first two paragraphs, please revise to explain that these products are not presently on the market and/or that you are not currently generating revenues from these devices.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 61 and 72 of the Amended Registration Statement.

Core Products and Programs, page 4

2.	We note your revisions in response to prior comment 7. Please further revise disclosures concerning the first three medical devices to disclose the year of FDA clearance and to include the drug/program names that you utilize on pages 10-11 (e.g., XEAL (K183681)). Disclose that the fourth medical device presented is out-licensed to MiMedx. For the GX-03 eczema drug candidate, please revise to indicate that the referenced human trials are Phase 2-equivalent.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 74 of the Amended Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission

GX-03 Development Roadmap: Eczema & Onychomycosis, page 5

3.	We note your response to prior comment 9. As presented, the graphic appears to indicate that the Pivotal Phase 3 trials will start and end in Q4 2026. Please revise or advise. Also, revise to remove the NDA Submissions row given its speculative nature.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the roadmap graphic on pages 5 and 75 of the Amended Registration Statement to clarify the start and end dates of the Pivotal Phase 3 trials and to remove the NDA Submissions row.

Immunomodulatory Activity Without the Cost and Risks of Biologics, page 7

4.	Please revise to explain the term “cytokine modulation” and clarify whether this was demonstrated in pre-clinical work or in humans. Also, revise the Business section to present support for this claim or tell us where such support is presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8 and 77 of the Amended Registration Statement to explain the term “cytokine modulation” and to clarify that GX-03 (Hexagen) has demonstrated cytokine modulation in pre-clinical studies but not yet in human trials.

The Company respectfully advises the Staff that support for this claim appears in the July 27, 2024, Altogen Labs study report titled “In vivo pretreatment Staphylococcus aureus dermal toxicity study” (Study R# XTN025491), pages 10-27, which includes detailed statistical analyses and raw protein quantification data. The Company has summarized the findings from the study on pages 10 and 79 of the Amended Registration Statement.

Clinical Products, page 10

5.	With reference to prior comment 16, please revise your disclosure to identify the two FDA-cleared products that you have packaged for out-licensing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 80-81 of the Amended Registration Statement to identify the two FDA-cleared products that the Company has packaged for out-licensing as K171191 (medical device indicated to manage the symptoms of irritant, radiation, and atopic dermatitis) and K183681 (Xeal Antimicrobial).

6.	We note your disclosure on page 8 that you have historically licensed cleared medical device technologies—including wound dressings and antimicrobial platforms—to commercial partners. As applicable, please revise the disclosures on pages 10-11 to indicate whether any of the three FDA-cleared medical devices were out-licensed in the past. If so, please revise the Business section, or elsewhere as applicable, to identify each licensee and the date of each commercial partnership.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 80-81 of the Amended Registration Statement to clarify that K171191, K183681 and K160872 have not been out-licensed in the past.

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Division of Corporation Finance U.S. Securities and Exchange Commission

If we are unable to obtain, maintain and enforce patent protection for our current products..., page 35

7.	We note your response to prior comment 25. Based on the inventions at issue, please revise the disclosure on page 37 to indicate whether any future licensing demands likely would pertain to one or all of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amended Registration Statement.

Liquidity and Capital Resources, page 63

8.	With reference to your Development Roadmap on page 5, please revise your Liquidity and Capital Resources discussion and/or Business section disclosures to indicate how much funding you will require over the next twelve months as well as the amount needed to complete your planned pivotal Phase 3 trials for eczema and onychomycosis. Also explain your material funding needs in 2025 and 2026 for any other products candidates that you may be developing during this timeframe.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Registration Statement.

Business, page 69

9.	We note your revisions in response to prior comment 3. Please revise the Business section, where appropriate, to present a detailed summary of the “Diaper Dermatitis “ and “Treatment of Phytophotodermatitis with Topical Antimicrobial: A Case Report “ case studies. Identify the providers and indicate when the case studies were performed. Disclose whether the providers are or were affiliated with you and whether you provided compensation for their efforts. Provide similar disclosures with respect to the “A Novel Approach to Polymicrobial Nail Infection” case study and include the patient results so it is clear how these results “suggested efficacy ranging from 70- 85%.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3, 61-62 and 72-73 of the Amended Registration Statement.

Share Purchase Agreement, page 93

10.	Your disclosure on page 94 indicates that you have contractual obligations under the agreement to file a resale registration statement concurrently with the filing of the registration statement covering this Direct Listing. With reference to Compliance Disclosure Interpretations, Securities Act Sections, Q. 139.13, please note that you would not be eligible to file a registration statement covering the equity line transaction until such time as there is an existing market for the securities. Accordingly, please advise us concerning your plans for registration of the equity line arrangement.

Response: As discussed with the Staff, the Company understands that the resale registration statement for its equity line facility can be submitted or filed with the Staff prior to the listing of its common stock, but acknowledges that its stock must be listed and the other conditions set forth in Compliance Disclosure Interpretations, Securities Act Sections, Q. 139.13 must be satisfied prior to such resale registration statement being declared effective. The Company refers the Staff to pages 23 and 109-110.

Sale Price History of Our Capital Stock, page 111

11.	We note your revised disclosure in response to prior comment 30. Please revise to provide the disclosure specified in Regulation S-K, Item 201(a)(3) or explain why it is not applicable.

Response: As disclosed on page 50, there is no established public trading market. In addition, the Company's stock is not quoted and there has been no history of over-the-counter or other trading of the Company's stock. The Company respectfully advises the Staff that there are no bid quotations to be provided in response to the requirements of SK 201(a)(iii).

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Division of Corporation Finance U.S. Securities and Exchange Commission

Notes to Consolidated Financial Statements
9. Licensing Agreements, page F-21

12.	We note your response to prior comment 31. Please revise your disclosure to clarify the specific development and commercialization performance obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63, F-14 and F-39 of the Amended Registration Statement.

General

13.	Given Clear Street LLC’s dual role as your financial advisor and a Registered Stockholder and the financial advisor’s role under Nasdaq direct listing rules, please consider whether it is necessary to include a discussion of any material risk factors relating to potential conflicts of interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 119 and 120 of the Amended Registration Statement addressing potential conflicts of interest involving Clear Street.

14.	We note the disclosure on your cover page that “the Registered Stockholders will [not] be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will . . . they control or influence the Advisor in carrying out its role as a financial adviser.” Please revise this and any other similar statements for consistency given Clear Street LLC’s current dual role as your financial advisor and a Registered Stockholder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 119 and 120 of the Amended Registration Statement.

15.	Please confirm that Clear Street LLC will not serve as the issuer’s valuation agent for purposes of the Nasdaq direct listing rules.

Response: The Company confirms that Clear Street LLC will not serve as the issuer’s valuation agent for purposes of the Nasdaq direct listing rules.

Please do not hesitate to contact me at (212) 450-4715 or stephen.byeff@davispolk.com or Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stephen A. Byeff

cc:	Bradley Burnam

Global Health Solutions, Inc.

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